Exhibit 99.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

JUNE 30, 2023

Kolibri Global Energy Inc. | 1 | Second Quarter 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Kolibri Global Energy Inc.’s (“KEI” or the “Company”) operating and financial results for the three and six months ended June 30, 2023, compared to the corresponding period in the prior year, as well as information and expectations concerning the Company’s outlook based on currently available information. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and the audited consolidated financial statements and MD&A for the year ended December 31, 2022. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The reporting and measurement currency is the United States dollar. Additional information relating to KEI including its Annual Information Form is filed on SEDAR at www.sedar.com and on the Company’s website at www.kolibrienergy.com.

Netback from operations, netback including commodity contracts, net operating income and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under IFRS and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows from operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

This report is prepared as of August 3, 2023. Please read carefully the important cautionary notes regarding technical information, forward-looking statements and other matters set out in this report.

Description of Business

KEI is an North American energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the Over the Counter QX (“OTCQX”) under the symbol “KGEIF”.

Operating Summary

The Company’s results of operations are dependent on production volumes of natural gas, crude oil and natural gas liquids and the prices received for the production. Prices for these commodities have shown significant volatility during recent years and are determined by supply and demand factors, including weather and general economic conditions.

Kolibri Global Energy Inc. | 2 | Second Quarter 2023

OVERVIEW

Results at a Glance

	Three Months ended		Six Months ended
	June 30,		June 30,
	2023	2022	2023	2022

Financial (US $000 except per share)
Oil and gas gross revenues	12,746	16,144	30,820	23,255
Oil and gas net revenues	10,114	12,428	24,407	17,975
Net operating income(1)	8,967	11,064	21,707	15,704
Net income	4,268	7,007	12,164	4,551
Basic net income per share	0.12	0.20	0.34	0.13
Diluted net income per share	0.12	0.19	0.33	0.13
Cash flow from operating activities	6,013	8,314	19,042	9,557
Adjusted EBITDA(2)	7,646	8,572	19,042	11,384
Additions to property, plant and equipment	15,742	7,572	19,930	14,973

Operating
Average production (Boepd)	2,415	1,928	2,803	1,493
Average price ($/BOE)	58.00	92.02	60.75	86.06
Netback from operations ($/BOE)(3)	39.97	63.06	42.07	58.11
Netback including commodity contracts ($/BOE)(3)	38.60	53.66	40.66	47.78

	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Balance Sheet
Cash and cash equivalents	945	3,771	1,037
Total assets	196,655	188,023	184,082
Total non-current liabilities	19,865	19,937	19,835
Working capital (deficiency)	(8,274)	113	(6,569)

Borrowing capacity available from credit facility	21,842	6,842	6,842

(1) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Highlights

The average production for the second quarter of 2023 was 2,415 BOEPD, an increase of 25% compared to second quarter 2022 production of 1,928 BOEPD. Average production for the six months ended June 30, 2023 was 2,803 BOEPD, an increase of 88% from the average production of 1,493 BOEPD in the same period of 2022. These increases are due to production from the Emery 17-2H, the Brock 9-3H and the Glenn 16-3H wells which started production at the end of 2022 and the Barnes 8-1H, Barnes 8-2H and Barnes 8-3H wells which started production in mid-June 2023. The production increases were partially offset by existing wells that were shut-in for two to four weeks of the quarter while completion operations were underway. Approximately 800 BOEPD was shut-in for two weeks and 300 BOEPD was shut-in for four weeks during the second quarter of 2023.

Kolibri Global Energy Inc. | 3 | Second Quarter 2023

Adjusted EBITDA(1) was $7.6 million for the second quarter of 2023 compared to $8.6 million for the same period in 2022, a decrease of 11%. The decrease was due to a decrease in average prices of 37% partially offset by a 25% increase in production. Adjusted EBITDA(1) was $19.0 million for the six months ended June 30, 2023 compared to $11.4 million for the prior year period, an increase of 67%. The increase was primarily due to an increase in production of 88% partially offset by a decrease in average prices of 29%.

Gross revenues for the second quarter of 2023 decreased by 21% compared to the second quarter of 2022. The decrease was due to a decrease in average prices of 37% partially offset by a 25% increase in production. Gross revenues for the six months ended June 30, 2023 increased by 33% compared to the same period in 2022. The increase was due to an 88% increase in production in the six months ending June 30, 2022 compared to the same period in 2021 partially offset by a 29% decrease in average prices in the six months ending June 30, 2023.

Net income in the second quarter of 2023 was $4.3 million, compared to net income of $7.0 million in the same period of 2022. The decrease was due to lower average prices and higher depreciation expense partially offset by higher production and lower realized losses on commodity contracts. Net income in the first six months of 2023 was $12.2 million, compared to net income of $4.6 million in the same period of 2022. The increase was primarily due to an increase in production and lower realized losses on commodity contracts partially offset by a decrease in average prices and higher depreciation expense.

Netback from operations(2) decreased to $39.97 per BOE in the second quarter of 2023 compared to $63.06 per BOE in in the same period of 2022, a decrease of 37% due to lower average prices. Netback from operations(2) decreased to $42.07 per BOE in the six months ending June 30, 2023 compared to $58.11 per BOE in the six months ending June 30, 2022, a decrease of 28%. Netback including commodity contracts(2) for the second quarter of 2023 was $38.60 per BOE compared to $53.66 in 2022, a decrease of 28% from the prior year period. Netback including commodity contracts(2) for the six months ended June 30, 2023 was $40.66 per BOE, compared to $47.78, a decrease of 15% from the prior year period. The decreases compared to the prior year were due to the decrease in average prices.

Production and operating expense per barrel averaged $6.05 per BOE in the second quarter of 2023 compared to $7.77 per BOE in the second quarter of 2022, a decrease of 22%. Production and operating expense per barrel averaged $6.04 per BOE in the first six months of 2023 compared to $8.40 per BOE for the same period of 2022, a decrease of 28%. The decreases were due to lower production taxes and increased production which reduced the per barrel fixed costs.

At June 30, 2023, the Company had $21.8 million of available borrowing capacity on the credit facility. The borrowing base was increased to $40.0 million in May 2023.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Kolibri Global Energy Inc. | 4 | Second Quarter 2023

OPERATIONS UPDATE

Tishomingo Field, Ardmore Basin, Oklahoma

The average production for the second quarter of 2023 was 2,415 BOEPD, an increase of 25% compared to second quarter 2022 production of 1,928 BOEPD. The average production for the first six months of 2023 was 2,803 BOEPD, an increase of 88% compared to the same period of 2022 production of 1,493 BOEPD. The increase is due to production from the Barnes 7-3H well and the Barnes 8-4H well which started production during the first half of 2022, and the Emery 17-2H, the Brock 9-3H and the Glenn 16-3H wells which started production at the end 2022, partially offset by the wells that were shut-in during completion operations. At the end of the second quarter, the Company’s exit rate production was about 3,400 BOEPD. This does not include about 300 BOEPD of production that was either shut-in or was in the process of dewatering after being impacted by the completion operations.

The Company completed the first three wells in its 2023 drilling program at the end of the second quarter. The Barnes 8-1H (98% working interest), Barnes 8-2H (98% working interest) and the Barnes 8-3H (98% working interest) wells started producing in the last week of June 2023. In July 2023, the Company began drilling operations on its next two wells, the Barnes 7-4H well and the Barnes 7-5H well, with simultaneous fracture stimulation to follow. After drilling is completed on these two wells, the Company will immediately start drilling another three well pad to expand the 2023 drilling program to a total of eight wells.

DISCUSSION OF OPERATING RESULTS

Production and Revenue	Three months ended June 30			Six months ended June 30
	2023	2022	%	2023	2022	%
Average oil production (BOPD)	1,821	1,439	27	2,125	1,078	97
Average natural gas production (MCFPD)	1,397	1,271	10	1,765	1,097	61
Average NGL production (BOEPD)	361	277	30	384	232	66
Average production (BOEPD)	2,415	1,928	25	2,803	1,493	88
Average oil price ($/bbl)	72.33	109.74	(34)	73.51	105.27	(30)
Average natural gas price ($/mcf)	1.83	6.48	(72)	3.28	5.74	(43)
Average NGL price ($/bbl)	15.97	40.82	(61)	21.67	37.4	(42)
Average price ($/BOE)	58.00	92.02	(37)	60.75	86.06	(29)
Oil gross revenue ($000)	11,989	14,365	(17)	28,267	20,544	38
Natural gas gross revenue ($000)	232	750	(69)	1,047	1,141	(8)
NGL gross revenue ($000)	525	1,029	(49)	1,506	1,570	(4)

Oil production for the second quarter of 2023 was 1,821 BOPD compared to 1,439 BOPD for the same period of 2022, an increase of 27%. Oil production for the first six months of 2023 was 2,125 BOPD compared to 1,078 BOPD for the same period of 2022, an increase of 97%. The production increases were due to the additional production from the five wells in the 2022 drilling program, partially offset by the wells that were shut-in during completion operations. Oil revenue decreased by 17% in the second quarter of 2023 versus the same period of 2022 due to a decrease in oil prices of 37%, partially offset by the production increase. Oil revenue increased by 38% in the first six months of 2023 versus the same period of 2022 due to the 97% production increase, partially offset by a decrease in oil prices of 30%.

For the second quarter of 2023, average natural gas production was 1,397 MCFPD compared to 1,271 MCFPD for the same period of 2022, an increase of 10%. Average natural gas production for the first six months of 2023 was 1,765 MCFPD compared to 1,097 MCFPD for the first six months of 2022. The production increases were due to the additional production from the five wells in the 2022 drilling program, partially offset by the wells that were shut-in during completion operations. Natural gas revenue decreased by 69% in the second quarter of 2023 versus the same period in 2022 due to the decrease in natural gas prices of 72% partially offset by the 10% production increase. Natural gas revenue decreased by 8% in the first six months of 2023 versus the same period in 2022 due to a decrease in natural gas prices of 43% partially offset by the 61% production increase.

Natural gas liquids (NGL) production in the second quarter of 2023 increased to 361 BOEPD from 277 BOEPD in the same period of 2022, an increase of 30%. Natural gas liquids (NGL) production in the first six months of 2023 increased to 384 BOEPD from 232 BOEPD in the same period of 2022, an increase of 66%. The production increases were due to the additional production from the five wells in the 2022 drilling program, partially offset by the wells that were shut-in during completion operations. NGL revenue decreased by 49% in the second quarter of 2023 compared to the same period in 2022 due to a decrease in NGL prices of 61% partially offset by the 30% production increase. NGL revenue decreased by 4% in the first six months of 2023 compared to the same period in 2022 due to a decrease in NGL prices of 42% partially offset by the 66% production increase.

Kolibri Global Energy Inc. | 5 | Second Quarter 2023

Average production on a per BOE basis was 2,415 BOEPD in the second quarter of 2023 compared to 1,928 BOEPD in the same period of 2022, an increase of 25%. Average production on a per BOE basis was 2,803 BOEPD in the first six months of 2023 compared to 1,493 BOEPD in the same period of 2022, an increase of 88%. The increase is due to the factors discussed above. Gross revenue for the second quarter of 2023 decreased by 21% compared to the second quarter of 2022 due to a decrease in average prices partially offset by an increase in production. Gross revenue for the first six months of 2023 increased by 33% compared to the same period of 2022 due to an increase in production, partially offset by a decrease in average prices.

Royalties, Operating Expenses and Netback

	Three months ended June 30			Six months ended June 30
($/BOE)	2023	2022	%	2023	2022	%
Average price	58.00	92.02	(37)	60.75	86.06	(29)
Less: Royalties	11.98	21.19	(43)	12.64	19.55	(35)
Less: operating expenses(3)	6.05	7.77	(22)	6.04	8.40	(28)
Netback from operations(1)	39.97	63.06	(37)	42.07	58.11	(28)
Price adjustment from commodity contracts(2)	(1.37)	(9.40)		(1.41)	(10.33)
Netback including commodity contracts(1)	38.60	53.66	(28)	40.66	47.78	(15)

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Price adjustment from commodity contracts includes the positive or negative adjustment to the average price per barrel that the Company realized from its commodity contracts. See the listing of commodity contracts below.

(3) Operating expenses includes compressor costs of $182,625 in the second quarter of 2023 and $365,250 in the first six months of 2023 that are accounted for as a lease under IFRS 16 as of January 1, 2023.

Average prices decreased by 37% in the second quarter of 2023, compared to the same period in the prior year, due to the price decreases in oil, gas and NGLs discussed above. Oil made up 75% of the production mix in the second quarter of 2023 compared to 74% for the same period in 2022. Average prices decreased by 29% in the first six months of 2023, compared to the same period in the prior year, due to the price decreases in oil, gas and NGLs discussed above. Oil made up 76% of the production mix in the first six months of 2023 compared to 72% for the same period in 2022.

Royalties on Tishomingo production averaged approximately 20.7% for the second quarter of 2023 versus 23.0% in the second quarter of 2022. Royalties on Tishomingo production averaged approximately 20.8% for the first six months of 2023 versus 22.7% in the second quarter of 2022. The differences in percentages in both periods are due to different royalty burdens on the leases drilled by the Company.

Major production and operating expenses are related to the gathering and processing of natural gas and NGLs as well as periodic well repairs and maintenance. Operating expenses averaged $6.05 per BOE for the second quarter of 2023 compared to $7.77 per BOE for the same period in 2022. Operating expenses averaged $6.04 per BOE for the first six months of 2023 compared to $8.40 per BOE for the same period in 2022. The decreases were due to increased production which reduced the fixed per barrel costs and lower production taxes due to a decrease in prices.

Kolibri Global Energy Inc. | 6 | Second Quarter 2023

Realized and Unrealized Gains and Losses from Risk Management Contracts

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

At June 30, 2023 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Swap	July 1, 2023 to December 29, 2023	18,000	$90.45
Oil – WTI Costless Collars	July 1, 2023 to December 29, 2023	24,000	$70.00 - $94.00
Oil – WTI Swap	July 1, 2023 to December 31, 2023	54,000	$64.90
Oil – WTI Put	July 1, 2023 to March 31, 2024	58,500	$60.00
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	24,000	$65.00 - $86.00
Oil – WTI Costless Collars	June 3, 2024 to June 28, 2024	8,000	$60.00 - $78.15
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00

The estimated fair value results in a $0.3 million asset as of June 30, 2023 (December 31, 2022: $2.0 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current asset of $0.1 million and a long term asset of $0.2 million (December 31, 2022: current liability of $1.4 million and a long term liability of $0.6 million).

In July 2023, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Put	April 1, 2024 to June 28, 2024	1,650	$60.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40

Kolibri Global Energy Inc. | 7 | Second Quarter 2023

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

($000s)	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Realized loss on financial commodity contracts	$(300)	(1,648)	(714)	(2,790)

Unrealized gain (loss) on financial commodity contracts	777	746	2,167	(3,040)

Production and Operating Expenses

Production and operating expenses for the second quarter of 2023 was $1.1 million compared to $1.4 million for the same period of 2022, a decrease of 21%. The decrease is due to lower production taxes and compressor costs which are accounted for as leases under IFRS 16 and therefore not included in the second quarter of 2023 production and operating expenses. The decrease was partially offset by the increase in production. Production and operating expenses including these compressor costs would have been $1.3 million for the second quarter of 2023.

Production and operating expenses for the first six months of 2023 was $2.7 million compared to $2.3 million for the same period of 2022, an increase of 17%. The increase is due to increased production partially offset by lower production taxes and compressor costs which are accounted for as leases under IFRS 16 and therefore not included in the first six months of 2023 production and operating expenses. Production and operating expenses including these compressor costs would have been $3.1 million for the first six months of 2023.

General and Administrative Expenses

G&A expense for the second quarter of 2023 was $1.0 million compared to $0.8 million for the same period of 2022, an increase of 21%. G&A expense for the first six months of 2023 was $2.0 million compared to $1.5 million for the same period of 2022, an increase of 28%. The increases were due to increases in both payroll costs and director fees in 2023 and an increase in investor relations and marketing costs in 2023.

Depletion and Depreciation

Depletion and depreciation expense for the second quarter of 2023 was $3.4 million compared to $2.1 million in the same period of 2022. Depletion and depreciation expense on a per barrel basis was $15.35 for 2023 compared to $11.89 for 2022. Depletion and depreciation expense for the first six months of 2023 was $7.7 million compared to $3.2 million in the same period of 2022. Depletion and depreciation expense on a per barrel basis was $15.18 for 2023 compared to $11.93 for 2022. The increases were due to increased production and a higher PP&E balance.

Interest on loans and borrowings

Interest on loans and borrowings increased from $0.2 million in the second quarter of 2022 to $0.4 million for the same period of 2023. Interest on loans and borrowings increased from $0.4 million in the first six months of 2022 to $0.9 million for the same period of 2023. The increases were due to an increase in interest rates in 2023 and an increase in the outstanding balance in the first six months of 2023 compared to the same period of 2022.

Kolibri Global Energy Inc. | 8 | Second Quarter 2023

Share based compensation

Share based compensation increased from $0.1 million in the second quarter of 2022 to $0.4 million for the same period of 2023. Share based compensation increased from $0.2 million in the first six months of 2022 to $0.4 million for the same period of 2023. The increases were due to stock option and restricted share unit grants made in the second quarter of 2023.

Net income for the period

The Company had net income of $4,268,000 ($0.12 per basic share) in the second quarter of 2023 compared to net income of $7,007,000 ($0.20 per share) for the same period of 2022. The change in net income in 2023 compared to the same period in 2022 is due to a decrease in revenue net of royalties of $2,314,000, an increase in depletion, depreciation and accretion of $1,288,000, an increase in stock based compensation of $324,000, an increase in interest on long term debt of $163,000, an increase in G&A expense of $177,000, partially offset realized and unrealized gains in financial commodity contracts in the second quarter of 2023 totaling $477,000 versus losses of $902,000 in the same period of 2022 and a decrease in operating expenses of $217,000.

The Company had net income of $12,164,000 ($0.34 per basic share) in the first six months of 2023 compared to net income of $4,551,000 ($0.13 per share) for the same period of 2022. The change in net income in 2023 compared to the same period in 2022 is due to an increase in revenue net of royalties of $6,432,000, realized and unrealized gains in financial commodity contracts in 2023 totaling $1,453,000 versus losses of $5,830,000 in the same period of 2022, partially offset by an increase in depletion, depreciation and accretion of $4,487,000, an increase in operating expenses of $429,000, an increase in interest on long term debt of $423,000, an increase in G&A expense of $421,000 and an increase in stock based compensation of $217,000.

Cash from operating activities

Cash flows from operating activities for the second quarter of 2023 was $6,013,000 compared to cash flows from operating activities of $8,314,000 for the same period in 2022. Cash flows from operating activities for the first six months of 2023 was $19,042,000 compared to cash flows from operating activities of $9,557,000 for the same period in 2022. The changes were due to the same reasons noted above.

CAPITAL EXPENDITURES

Capital expenditures for the first six months of 2023 were for the Barnes 8-1H well (operated, KEI 98% working interest), the Barnes 8-2H well (operated, KEI 98% working interest), the Barnes 8-3H well (operated, KEI 98% working interest) all in the Tishomingo field located in Oklahoma.

($000)	2023	2022

Additions to oil and gas properties	$19,930	$14,973
	$19,930	$14,973

Kolibri Global Energy Inc. | 9 | Second Quarter 2023

LIQUIDITY AND CAPITAL RESOURCES

(000s; other than number of shares and per share amounts)	At June 30, 2023	At December 31, 2022

Working Capital (Deficiency) (US$)	$(8,274)	$(6,569)

Loans and Borrowings (US$)	$17,746	$17,799

Borrowing capacity available from credit facility (US$)	$21,842	$6,842

Shares Outstanding, end of period	35,620,921	35,615,921

Market Price per share (in Canadian $)	$5.56	$3.98
Market Value of Shares (in Canadian $)	$198,052	$141,751

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The borrowing base of the credit facility was increased to $40.0 million in May 2023 and the Company had an available borrowing capacity of $21.8 million at June 30, 2023. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the third quarter of 2023. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended June 30, 2023. At June 30, 2023, the Current Ratio of the US Subsidiary was 1.97 to 1.0 and the Maximum Leverage Ratio was 0.60 to 1.0 for the three months ended June 30, 2023. The Company is forecasting to be in compliance with the debt covenants for the next 12 months.

At June 30, 2023, loans and borrowings of $17.7 million (December 31, 2022: $17.8 million) are presented net of loan acquisition costs of $0.4 million (December 31, 2022: $0.4 million).

At June 30, 2023, the Company had working capital deficit of $8.3 million compared to a working capital deficit of $6.6 million at December 31, 2022. The Company had available borrowing capacity of $21.8 million which exceeded the working capital deficit by $13.5 million. The Company closely monitors its working capital and borrowing capacity to ensure adequate funds are available to finance its administrative and operating requirements. Planned drilling activity can be adjusted if adequate funds are not available and the Company has available borrowing capacity to manage its working capital requirements.

Kolibri Global Energy Inc. | 10 | Second Quarter 2023

The Company has entered into financial commodity contracts as part of its risk management strategy to manage its cash flow for future activity and to offset commodity price fluctuations. Other potential sources of cash flow include proceeds from additional debt or equity offerings but there is no guarantee that additional financing will be available when needed.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities, excluding estimated interest payments at June 30, 2023:

($000s)	Carrying
	amount	2023	2024	Thereafter
Liabilities
Lease payable	$(1,323)	$(456)	$(818)	$(49)
Loans and borrowings*	$(17,746)	-	-	$(17,746)
Trade and other payables	$(13,075)	$(13,075)	-	-
	$(32,144)	$(13,531)	$(818)	$(17,795)

* The Credit Facility provides for interest only payments until the September 2026 maturity date. The Company is required to repay amounts owing under the Credit Facility in full on the September 2026 maturity date. See “Liquidity and Capital Resources” and “Principal Business Risks” for discussion of events that would require early repayment of the Credit Facility.

Kolibri Global Energy Inc. | 11 | Second Quarter 2023

QUARTERLY SUMMARY

Below is a summary of the Company’s performance over the last eight quarters:

	2023		2022				2021
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Daily Production
Oil (BOPD)	1,821	2,431	1,551	1,252	1,439	714	638	641
Natural gas (MCFPD)	1,397	2,138	969	1,083	1,271	922	825	845
NGLs (BOEPD)	361	407	155	269	277	186	155	178

Average production (BOEPD)	2,415	3,194	1,868	1,702	1,928	1,054	931	960

	2023		2022				2021
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Average Price
Oil ($/bbl)	72.33	74.40	80.42	93.52	109.74	96.17	75.80	69.61

Natural gas ($/mcf)	1.83	4.24	6.71	10.24	6.48	4.71	5.49	4.12

NGL ($/bbl)	15.97	26.77	26.66	35.33	40.82	32.25	40.56	34.36

Average price ($/bbl)	58.00	62.87	72.47	80.89	92.02	74.97	63.56	56.49

	2023		2022				2021
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Netback(1)
Average price ($/BOE)	58.00	62.87	72.47	80.89	92.02	74.97	63.56	56.49

Royalties	11.98	13.16	15.83	17.96	21.19	16.50	13.89	12.22

Operating expenses (4)	6.05	6.04	8.25	7.77	7.77	9.56	8.79	8.40

Netback from operations(1)	39.97	43.67	48.39	55.16	63.06	48.91	40.88	35.87

Price adjustment from commodity contracts	-1.37	-1.44	-2.34	-5.47	-9.40	-12.03	-11.89	-8.83

Netback including commodity contracts(1)	38.60	42.23	46.05	49.69	53.66	36.88	28.99	27.04

Kolibri Global Energy Inc. | 12 | Second Quarter 2023

	2023		2022				2021
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net operating income(2)
Oil and gas revenue	12,746	18,074	12,455	12,666	16,114	7,111	5,444	4,989

Royalties	2632	3781	2,721	2,813	3,717	1,564	1,190	1,079

Operating expenses	1,147	1,553	1,417	1,216	1,364	907	753	742

	8,967	12,740	8,317	8,637	11,033	4,640	3,501	3,168

	2023		2022				2021
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net income (loss)	4,268	7,896	2,793	9,299	7,007	(2,456)	71,002	608

Basic income (loss) ($/share)	0.12	0.22	0.08	0.26	0.20	(0.07)	3.05	0.03

Adjusted EBITDA(3)	7,646	11,396	6,854	6,874	8,572	2,812	1,861	1,737

Cash flows from operating activities	6,013	13,030	6,078	6,387	8,314	1,243	1,812	1,529

Bank debt	17,819	17,819	17,799	15,855	15,907	16,143	16,866	17,446

Total assets	196,655	188,023	184,082	172,634	169,193	160,882	157,016	79,373

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(4) Operating expenses includes compressor costs of $182,625 in the second quarter of 2023 and $365,250 in the first six months of 2023 that are accounted for as a lease under IFRS 16 as of January 1, 2023.

Kolibri Global Energy Inc. | 13 | Second Quarter 2023

Quarterly Variability

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company’s control such as:

●	Oil, gas and NGL price changes due to volatile market conditions related to the current conflict between Russia and Ukraine

●	Changes in production resulting from fluctuations in drilling and completions and shut-in of wells

●	Production increases from new wells that begin producing

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts. Significant estimates and judgments made by management in the preparation of the consolidated financial statements are as follows:

Oil and gas assets

Development and production assets are assessed for recoverability at cash generating unit (“CGU”) level. The determination of CGUs is subject to management judgments. Recoverability is assessed by comparing the carrying value of the asset to its estimated recoverable amount, which is based on the higher of fair value of the assets less the cost to sell (“FVLCS”) or value in use (“VIU”). The significant estimates used in the determination of the estimated recoverable amount include the following:

●	Proved and probable oil and gas reserves – Significant assumptions that are valid at the time of oil and gas reserve estimation may change significantly when additional information becomes available. Estimates of economically recoverable proved and probable oil and gas reserves are based upon a number of significant assumptions, such as forecasted production, forecasted oil and gas commodity prices, forecasted operating costs, forecasted royalty costs, and forecasted future development costs. Changes in forecasted oil and gas commodity price assumptions, costs or recovery rates may change the economic status of proved and probable oil and gas reserves and may ultimately result in a restatement of proved and probable oil and gas reserves. Independent third-party reserve evaluators are engaged at least annually to estimate proved and probable oil and gas reserves

●	Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an industry peer group weighted average cost of capital. Changes in the economic environment could result in significant changes to this estimate.

Depletion of oil and gas assets

Depletion of development and production assets is determined based on proved and probable oil and gas reserves and includes forecasted future development costs as estimated by the Company’s independent third-party reserve evaluators. By their nature, the estimates of proved and probable oil and gas reserves are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

Kolibri Global Energy Inc. | 14 | Second Quarter 2023

Asset retirement obligations

The provisions for site restoration and abandonment is based on current legal requirements, technology, price levels and expected plans and are based on significant assumptions such as inflation rate and discount rate. Actual costs and cash outflows can differ from estimates because of changes in laws or regulations, market conditions and changes in technology.

Derivative instruments

The estimated fair value of derivative financial instruments resulting in financial assets and liabilities, by their very nature is subject to estimation, due to the use of future oil and natural gas prices and the volatility in these prices.

Compensation costs

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as Black-Scholes model which is based on assumptions such as volatility, forfeiture rate, interest rate and expected term.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

Liquidity

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand and cash flows from operating activities to meet expected operational expenses for a one-year period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditure. The Company also attempts to match its payment cycle with collection of oil revenue on the 20th of each month.

The Company monitors its expected cash inflows from trade and other receivables and its expected cash outflows on trade and other payables and principal debt payments. The current volatile economic climate may lead to adverse changes in cash flow and working capital levels which may also have a direct impact on the Company’s results and financial position and which may adversely affect the Company’s liquidity.

OUTSTANDING SHARE DATA

There were 35,622,587, 35,620,921 and 35,615,921 common shares outstanding as of August 3, 2023, June 30, 2023 and December 31, 2022, respectively. The Company had 867,634, 869,300 and 776,000 stock options outstanding as of August 3, 2023, June 30, 2023 and December 31, 2022, respectively. The Company had 119,140, 119,140, and 0 restricted share units (RSUs) granted as of August 3, 2023, June 30, 2023 and December 31, 2022, respectively.

Kolibri Global Energy Inc. | 15 | Second Quarter 2023

PRINCIPAL BUSINESS RISKS

KEI’s business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

●	the uncertainty of finding oil and gas in commercial quantities
●	securing markets for existing and future production
●	commodity price fluctuations due to market forces
●	volatile market conditions related to the current conflict between Russia and Ukraine
●	financial risk due to foreign exchange rates and interest rate exposure
●	changes to government regulations in the United States, including regulations relating to prices, taxes, royalties and environmental protection
●	changing government policies and regulations, social instability and other political, economic or diplomatic developments in the countries in which the Company operates
●	the ability to fund wells drilled in non-operated sections of the Tishomingo field
●	the uncertainty of pipeline repairs leading to temporary shutting-in of wells
●	availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company
●	uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom
●	the oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources
●	risks related to evolving emissions, carbon and other regulations impacting climate change and the advancement of alternative sources of renewable energy
●	risks related to the Credit Facility, including the risk that the Company could be required under the terms of the Credit Facility to prepay the outstanding principal amount and other amounts owing under the Credit Facility in certain circumstances, some of which are out of the Company’s control, including failure to comply with financial ratio tests, borrowing base redeterminations, Mr. Wolf Regener ceasing to be the President of Kolibri Global Energy Inc., certain changes to the board of directors of the Company and the acquisition by any person or persons acting jointly or in concert of 25% or more of the Company’s shares. There can be no assurance that the Company will be able to obtain sufficient capital to repay the Credit Facility. A failure by the Company to perform its obligations under the Credit Facility could result in, among other adverse effects, the loss of the Company’s Tishomingo Field assets. A copy of the Amended and Restated Credit Agreement was filed on SEDAR on May 26, 2022. See “Liquidity and Capital Resources” and “Contractual Obligations” above and the “Risk Factors” section in the Company’s most recent Annual Information Form.
●	the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

The Company seeks to mitigate these risks by:

●	maintaining product mix to manage exposure to commodity price risk
●	monitoring production trends to maximize the potential of its capital spending program
●	from time to time, entering into financial commodity contracts to hedge against commodity price risk
●	ensuring strong third-party operators for non-operated properties
●	transacting with creditworthy counterparties
●	monitoring commodity prices and capital programs to manage cash flow
●	reviewing proposed changes in applicable government regulations and laws to assess the impact on the Company’s operations

Kolibri Global Energy Inc. | 16 | Second Quarter 2023

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to KEI is made known to the CEO and CFO by others and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by KEI under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s CEO and CFO have concluded, based on their evaluation that the Company’s DC&P and ICOFR are effective at June 30, 2023 to provide reasonable assurance that material information related to the Company is made known to them by others within the Company.

The CEO and CFO are required to cause the Company to disclose any change in the Company’s ICOFR and DC&P that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s ICOFR. No changes in ICOFR and DC&P were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR during the quarter ended June 30, 2023.

It should be noted that a control system, including the Company’s DC&P and ICOFR, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system will be met and it should not be expected that DC&P and ICOFR will prevent all errors or fraud.

OUTLOOK

In the United States, the Company intends to drill and complete additional wells in the Caney/Sycamore formations on its Oklahoma lands utilizing cash flows from operating activities and potentially its available borrowing capacity under its credit facility. In addition, the Company continues to utilize its technical and operational expertise to identify and acquire additional oil, gas and clean energy projects.

NON-GAAP MEASURES

The Company’s Non-GAAP Measures are not measures or ratios recognized under IFRS and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows from operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flow generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

Kolibri Global Energy Inc. | 17 | Second Quarter 2023

The following is the reconciliation of the non-GAAP ratio netback from operations to net income from continuing operations:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income	4,268	7,007	12,164	4,551

Adjustments:
Finance income	(777)	(747)	(2,167)	(10)
Finance expense	724	1,869	1,673	6,279
Share based compensation	356	32	374	157
General and administrative expenses	1,021	844	1,951	1,530
Depletion, depreciation and amortization	3,375	2,087	7,713	3,226
Other income	-	(28)	(1)	(29)
Operating netback	8,967	11,064	21,707	15,704

Netback from operations per BOE	39.97	63.06	42.07	58.11

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses.

The following is the reconciliation of the non-GAAP measure net operating income:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Oil and gas revenue, net of royalties	10,114	12,428	24,407	17,975
Operating expenses	1,147	1,364	2,700	2,271

Net operating income	8,967	11,064	21,707	15,704

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

Kolibri Global Energy Inc. | 18 | Second Quarter 2023

(US $000)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income	4,268	7,007	12,164	4,551
Depletion and depreciation	3,375	2,087	7,713	3,226
Accretion	44	6	89	12
Interest expense	375	212	860	437
Unrealized (gain) loss on commodity contracts	(777)	(746)	(2,167)	3,040
Share based compensation	356	32	374	157
Interest income	-	(1)	-	(3)
Other income	-	(28)	(1)	(29)
Foreign currency loss (gain)	5	3	10	(7)

Adjusted EBITDA	7,646	8,572	19,042	11,384

Cautionary Statements

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	This MD&A and the Company’s other public disclosure contains peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that initial production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information including expectations regarding proposed timing and expected results of development work in the Company’s Tishomingo Field, expected productivity from current and future wells, planned capital expenditure programs and cost estimates, the effect of design and performance improvements on future productivity, planned use and sufficiency of proceeds from the Company’s debt and equity financings, compliance with debt covenants under the Company’s credit facility, cash on hand and cash flows from operating activities and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

Kolibri Global Energy Inc. | 19 | Second Quarter 2023

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that well shut-ins will not materially reduce production or adversely affect future productivity, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the combination of cash on hand and cash flows from operating activities will be sufficient to finance the Company’s cash requirements through 2023, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserve-based loan facility and that the borrowing base will not be reduced, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, that the Company will not achieve a comparable level of hedging going forward in respect of its existing production, that the Company will not achieve the results anticipated by management from the Company’s cost reduction measures, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), well shut-ins and the potential for damage to the affected wells, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserve-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base redetermination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Kolibri Global Energy Inc. | 20 | Second Quarter 2023

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	AUDITORS
KPMG LLP
David Neuhauser [1,2,3,5]	Calgary, AB
Director, Chairman of the Board
BANKERS
Eric Brown [1,2,4,5]	Amegy Bank National Association
Director	Denver, CO, USA

Leslie O’Connor [2,3,4,5]	HSBC Bank Canada
Director	Calgary, AB

Evan Templeton[1,3]	BOK Financial
Director	Tulsa, OK

Wolf Regener [4]
Director, President and Chief Executive Officer

Gary Johnson
Chief Financial Officer and Vice President	CONSULTING ENGINEERS
Netherland, Sewell & Associates, Inc.
1 Member of the Audit Committee	Houston, TX, USA
2 Member of the Corporate Governance Committee
3 Member of the Compensation Committee	TRANSFER AGENT AND REGISTRAR
4 Member of the HS&E Committee	Computershare Trust Company
5 Member of the Reserves Committee	Calgary, AB

STOCK EXCHANGE LISTING	HEAD OFFICE
The Toronto Stock Exchange	Suite 220, 925 Broadbeck Drive
Trading Symbol: KEI	Thousand Oaks, CA, USA 91320
(Over the Counter OTC) QX	Telephone: (805) 484-3613
Trading Symbol: KGEIF	Fax: (805) 484-9649

LEGAL COUNSEL	CANADIAN OFFICE
DuMoulin Black LLP	10th Floor, 595 Howe Street
Vancouver, BC	Vancouver, BC, Canada V6C 2T5
Telephone (604) 687-1224
Fax: (604) 687-3635

Kolibri Global Energy Inc. | 21 | Second Quarter 2023